■ SIT INVESTMENT ASSOCIATES, INC. ■

INVESTMENT OUTLOOK & STRATEGY

APRIL 8, 2011

EXECUTIVE SUMMARY

Domestic equity markets were flat to slightly up in the most recent month with the S&P 500 Index finishing exactly flat. For the entire first quarter, the S&P 500 gained +5.9 percent, the best first quarter since 1998. Fixed income markets were mixed with taxable securities roughly flat in March, while tax-exempt issues were slightly negative. The final estimate of fourth quarter 2010 real GDP growth was revised up to +3.1 percent from the previous estimate of +2.8 percent. We expect the current economic recovery to continue at a subpar pace despite recent external headwinds. In taxable fixed income portfolios, we continue to underweight U.S. Treasury bonds and maintain portfolio durations shorter than their benchmarks as we anticipate a rise in U.S. Treasury rates. In this month's equity strategy section, we highlight the technology sector, which continues to be an area of emphasis in portfolios. We are maintaining diversified and high quality equity portfolios with focus on the traditional growth sector of technology, along with producer manufacturing and energy.

CURRENT CONDITIONS: RECOVERY CONTINUES IN FITS AND STARTS

Domestic equity markets were flat to slightly positive in March with the S&P 500 Index exactly flat for the month. Performance in the first quarter of 2011 was the best first quarter since 1998, as the S&P 500 finished up +5.9 percent. The NASDAQ had similar performance, flat for the month and up +4.8 percent for the quarter. Small capitalization stocks continued to outperform with the Russell 2000 Index finishing the month up +2.6 percent, and +7.9 percent for the quarter.

TOTAL RETURNS TO 03/31/11	1 Mo.	3 Mos.	12 Mos.
LARGE CAP			
S&P 500 Index	0.0%	5.9%	15.6%
Dow Jones Ind'l Avg.	0.9	7.1	16.5
Russell 1000 Index	0.3	6.2	16.7
SMALL/MEDIUM CAP			
NASDAQ OTC Comp.*	0.0	4.8	16.0
S&P MidCap Index	2.5	9.4	27.0
Russell 2000 Index	2.6	7.9	25.8
FIXED INCOME			
Barclays Capital Agg. Index	0.1	0.4	5.1
Barclays Capital Muni Bond Ind.	-0.3	0.5	1.6

*price only

In fixed income markets, taxable bonds were roughly flat, while municipal bonds had slightly negative returns for the month of March. The above table displays major benchmark returns and additional detail is provided in Exhibit A.

Large capitalization growth stocks slightly lagged their value counterparts for the month and year-to-date period, but continued to hold a substantial lead for the latest 12-month period. Medium and small capitalization growth stocks continued to outperform their value peers for the month, year-to-date, and latest 12-month periods. Exhibit B shows the continuing phase of outperformance that growth stocks are experiencing.

GROWTH AND VALUE STOCK TOTAL RETURNS TO 03/31/11	1 Mo.	3 Mos.	12 Mos.
LARGE CAP			
Russell 1000 Growth	0.1%	6.0%	18.3%
Russell 1000 Value	0.4	6.5	15.2
MID CAP			
Russell Midcap Growth	1.6	7.9	26.6
Russell Midcap Value	1.4	7.4	22.3
SMALL CAP			
Russell 2000 Growth	3.8	9.2	31.0
Russell 2000 Value	1.4	6.6	20.6

The financial characteristics of stocks that outperformed in March marked a change from the first two months of the year. Companies with low betas, medium price-earnings multiples, and slightly lower earnings growth outperformed for the month. If this trend continues, a sustained return to outperformance by higher quality companies may be commencing. The details of internal stock market dynamics, classified by financial characteristic, are shown in Exhibit C.

With respect to industry sector performance, using the broad Russell 3000 Index as the basis, 13 out 18 sectors outperformed in March. This represented a significant widening of stock

market breadth as the 13 groups that outperformed represented 56.3 percent of the index compared with 8 groups that totaled 32.7 percent in the previous month. Year-to-date the best performing sectors included: energy minerals, industrial services, health services, and producer manufacturing as shown in Exhibit D.

Turning to international equity markets, calculated in U.S. dollar terms, the U.S. ranked 12th out of 33 countries for the year-to-date period. On a regional basis, Western Europe continued to lead the world as many of the European nations with the highest sovereign risk had the best-performing equity markets. In fact, the PIIGS countries (Portugal, Ireland, Italy, Greece, Spain) were among the top 6 best-performing markets for the year, with the exception of Ireland, as shown in Exhibit E.

Regarding the U.S. economy, the final estimate of fourth quarter 2010 real GDP growth was revised up to +3.1 percent from the previous estimate of +2.8 percent. Upward revisions to nonresidential fixed investment, residential investment, and the change in business inventories, only partially offset by downward adjustments to personal consumption expenditures and net exports, led to a net $10.6 billion upward adjustment to real GDP. The following table displays dollar changes in the major components of real GDP over the past four quarters. Year-over-year changes in real GDP components are shown in Exhibit F, and have actually been remarkably steady in the +2.5 to +3.0 percent range over the past four quarters.

We expect the current economic recovery to continue at a subpar pace. Consumer spending continues to be rather subdued as the improvement on the employment front has been measureable, but slow. Recent external factors will likely continue to slow the recovery both globally and in the U.S., namely: continuing issues surrounding the European sovereign debt crisis, unrest in the Middle East, and the earthquake in Japan.

DOLLARS (BIL) OF REAL GDP CHANGE

	1Q10 Revised	2Q10 Final	3Q10 Final	4Q10 Final
Personal Con. Expenditures	$42.5	$50.3	$54.9	$92.3
Nonresid. Fixed Invs.	24.3	52.7	32.7	25.9
Residential Invs.	-11.0	19.4	-26.8	2.6
Inventory Change	80.8	24.7	52.6	-105.2
Net Exports	-8.3	-110.6	-56.0	107.3
Government	-10.1	24.7	24.7	-10.8
Residual	1.6	-5.1	1.5	-9.9
Total	$119.8	$56.1	$83.6	$102.2
% Change in Real GDP (ann.)	3.7%	1.7%	2.6%	3.1%
% Change in Real Final Sales (ann.)	1.1%	0.9%	0.9%	6.7%
% Change in GDP Deflator (ann.)	1.1%	2.0%	2.0%	0.3%

Despite recent negative developments that are creating additional drag on economic growth, we expect the recovery to continue. In fact, the absolute level of real GDP has now surpassed the pre-financial crisis highs, which officially puts the U.S. economy into an expansionary phase.

CONSUMER INCOME AND SPENDING
YEAR-OVER-YEAR PERCENT CHANGE

Nominal	Real

		Personal Income	Disposable Personal Income	Consumption Expenditures	Consumption Expenditures
2009	Mar.	-2.4	0.6	-2.1	-2.1
	June	-2.7	-0.9	-2.7	-2.2
	Sept.	-2.4	0.6	-1.3	-0.7
	Dec.	0.4	3.2	3.2	0.8
2010	Jan.	1.3	2.6	2.6	0.1
	Feb.	2.2	3.2	3.0	0.7
	Mar.	2.8	3.5	4.0	1.5
	Apr.	3.0	3.1	3.9	1.6
	May	1.8	1.6	3.9	1.8
	June	2.9	2.7	3.3	1.9
	July	3.4	3.2	3.4	1.9
	Aug.	3.6	3.5	2.7	1.3
	Sept.	3.6	3.4	3.7	2.3
	Oct.	4.1	3.8	3.8	2.5
	Nov.	3.9	3.5	3.8	2.7
	Dec.	3.9	3.4	3.8	2.6
2011	Jan.	4.9	4.2	3.9	2.7
	Feb.	5.1	4.4	4.1	2.5

February real personal consumption expenditures (PCE) increased +0.3 percent after a small decrease in January. Given the PCE data for January and February, our sensitivity analysis suggests that first quarter real consumer spending growth is likely to be in the range of +1.5 percent, down significantly from the +4.0 percent rate in the fourth quarter of 2010. The savings rate declined slightly to +5.8 percent from +6.1 percent in January, but remains high relative to the pre-financial crisis period, as consumers continue to retrench household balance sheets.

U.S. REAL PERSONAL CONSUMPTION EXPENDITURE PROJECTIONS

	Case 1	Annual.	Case 2	Annual.
	Index (+0.0%)	Qtrly Change	Index (+0.2%)	Qtrly Change
June 2011 Proj.	9459.00	0.3%	9534.90	2.5%
May 2011 Proj.	9459.00		9515.87	
Apr. 2011 Proj.	9459.00		9496.87	
Mar. 2011 Proj.	9459.00	1.2%	9477.92	1.5%
Feb. 2011 Act.	9459.00		9459.00	
Jan. 2011 Act.	9435.10		9435.10	
Dec. 2010 Act.	9439.30	4.0%	9439.30	4.0%
Nov. 2010 Act.	9426.60		9426.60	
Oct. 2010 Act.	9402.80		9402.80	
Sept. 2010 Act.	9355.40	2.4%	9355.40	2.4%
Aug. 2010 Act.	9333.90		9333.90	
July 2010 Act.	9302.60		9302.60	
June 2010 Act.	9289.30	2.2%	9289.30	2.2%
May 2010 Act.	9280.50		9280.50	
Apr. 2010 Act.	9257.20		9257.20	
Mar. 2010 Act.	9258.60	1.9%	9258.60	1.9%
Feb. 2010 Act.	9228.20		9228.20	
Jan. 2010 Act.	9189.30		9189.30	

The nonfarm payroll report, released on April 1st, revealed that 216,000 jobs were created in March, compared with the consensus expectation of 190,000 jobs. Most of the unexpected job creation occurred in three areas: business & professional services; educational & health services; and leisure & hospitality. Even more notably, private sector payrolls grew by 564,000 in the first quarter, which is the highest level since the first quarter of 2006 and marked the fifth consecutive quarterly increase. The unemployment rate drifted downward to 8.8 percent compared to 9.8 percent as recently as November. The full one percentage point decline in 4 months is the steepest reduction over such a period since January 1984.

Inflation, as measured by the headline Consumer Price Index for All Urban Consumers (CPI), increased +0.5 percent in February, slightly above the consensus estimate of +0.4 percent. Not surprisingly, energy costs continued to rise, up +3.4 percent. Gasoline prices increased +4.8 percent in February, higher than the +3.9 percent increase in January. Core CPI, which excludes the volatile food and energy components, increased +0.2 percent, slightly ahead of the +0.1 percent consensus estimate. While inflation is clearly increasing, much of the rise has been caused by food and energy commodities, which, as a recent FOMC statement put it, will be "transitory." Nonetheless, investors are clearly beginning to sharpen their focus on inflation expectations. Longer term inflation trends are shown in the following table and in Exhibit G.

The Federal Reserve's U.S. trade-weighted major currencies dollar index declined -1.6 percent in March from the February level, and has declined -5.8 percent on a year-over-year basis as shown in Exhibit H. The dollar is very near the all-time lows that were reached in the early part of 2008. Given the fiscal difficulties the U.S. faces over both the near and long term, we do not expect a sustained rally in the dollar. However, there may be short-term, technically driven rallies.

U.S. CPI TRENDS – PERCENT CHANGE

CPI for All Urban Consumers (not seasonally adjusted)

	All Items			Core
Period	3 Months Ann.	6 Months Ann.	Year-Over Year	Year-Over Year
March 2009	4.7%	-5.6%	-0.4%	1.8%
June 2009	5.6	5.2	-1.4	1.7
September 2009	0.5	3.1	-1.3	1.5
December 2009	0.0	0.2	2.7	1.8
March 2010	3.1	1.5	2.3	1.1
June 2010	0.6	1.9	1.1	0.9
September 2010	0.9	0.7	1.1	0.8
December 2010	1.4	1.1	1.5	0.8
January 2011	2.8	2.0	1.6	1.0
February 2011	4.6	2.7	2.1	1.1

In summary, we believe that the subpar recovery remains on track. While there has been some significant economic strength over the past year, the U.S. economy now faces additional external headwinds including unrest in the Middle East and the earthquake in Japan. As a result, we believe that moderate, but subpar growth will continue to be the most likely scenario. We have adjusted our quarterly estimates of U.S. real GDP growth to reflect a shift of production from the second quarter to the third quarter as a result of supply chain disruptions caused by the Japan earthquake. Our quarterly estimates for GDP result in an annual real GDP growth rate of +2.8 percent for 2011. All of the details of our key economic and financial assumptions are shown in Exhibit I.

MONETARY POLICY AND FIXED INCOME STRATEGY: POSITIONING FOR HIGHER RATES

Interest rates ended the first quarter higher then they were at year-end despite a drop in yields following the recent disaster in Japan. Specifically, the 2-year maturity U.S. Treasury note yield increased to 0.82 percent at the end of March, approximately +23 basis points higher than where it began, while the 30-year U.S. Treasury bond yield increased to 4.51 percent, approximately +18 basis points higher than where it began.

The Barclays Aggregate Bond Index produced a positive return during the quarter of approximately +0.4 percent. The corporate sector was the best performing sector, led by positive results from finance company obligations. Asset-backed and mortgage-backed securities outperformed the benchmark, as consumer lending based securities such as home equities and credit cards continued to rebound. The U.S. Treasury sector was the only sector to produce negative returns during the quarter, as the aggressive money printing program by the Federal Reserve, combined with the normal threat of rising inflation that comes with an expanding economy, stoked inflation fears.

Economic activity in the U.S. is at a new high after finally recovering from the severe contraction of activity resulting from the financial crisis. As we shift from recovery mode to a phase of economic expansion, high unemployment, a weak housing market, the Japanese earthquake, and the fact that the U.S. is waging three wars simultaneously all serve to create multiple opposing pressures on the direction of interest rates. Wars, natural disasters, weak housing markets, and high unemployment tend to push rates lower. Improving economic growth, printing money, and rising inflation expectations tend to push rates higher. We believe the effects of the latter will eventually outweigh those of the former. As such, our strategies continue to emphasize maintaining a yield advantage relative to the benchmark, while underweighting U.S. Treasury bonds and overweighting securities that minimize (or benefit from) the negative effects of rising interest rates. Our forecasts for U.S. Treasury interest rates are detailed in Exhibit J.

TOTAL RETURNS TO 03/31/11	1 Mo.	3 Mos.	6 Mos.	12 Mos.
BARCLAYS CAP INDEX				
AGGREGATE	0.1%	0.4%	-0.9%	5.1%
Treasury	-0.1	-0.2	-2.8	4.5
Agency	0.1	0.3	-0.8	3.6
Corporate	-0.1	0.9	-0.8	7.5
CMBS	-0.6	2.1	3.0	12.6
Asset-Backed	0.0	0.6	-0.9	4.2
Mortgage Pass-Through	0.3	0.6	0.8	4.4
5-Year Treasury	-0.1	0.0	-2.7	5.3

Tax-exempt municipal yields ended the quarter modestly higher for all but the shortest maturities. The sharp rise in yields that began in the fourth quarter of 2010 continued through mid-January before settling in around lower levels in February and March. The Bond Buyer 40-Bond Index yield, which rose +12 basis points in March, ended the first quarter at 5.71 percent, compared with 4.87 percent and 5.51 percent, respectively, six months and three months ago. The Index's recent peak of 5.95 percent in mid-January was its highest level in over 24 months. The slowing pace of mutual fund redemptions, combined with the lowest quarterly issuance volume since the first quarter of 2000 and the entrance of taxable crossover buyers, helped to stabilize the market.

TOTAL RETURNS TO 03/31/11	1 Mo.	3 Mos.	6 Mos.	12 Mos.
BARCLAYS CAP. INDEX				
MUNICIPAL	-0.3%	0.5%	-3.7%	1.6%
5-Year Municipal	0.3	0.6	-1.0	3.2
Long (22+ years)	-0.8	-0.6	-7.9	-1.5
Revenue	-0.4	0.2	-4.4	1.2
Electric	-0.4	0.5	-3.6	1.7

Hospital	-0.2	-0.6	-5.5	0.6
Housing	-0.1	1.0	-2.2	3.0
IDR/PCR	0.2	0.0	-5.6	-0.2
Transportation	-0.6	0.0	-4.9	0.9
Education	-0.5	0.5	-4.4	1.1
Water/Sewer	-0.3	0.8	-3.6	1.8
Resource Recovery	-0.1	1.0	-2.1	2.5
Leasing	-0.4	0.4	-3.7	2.0
Special Tax	-0.4	0.3	-4.4	1.4
General Obligation	-0.3	1.1	-3.0	2.6
Prerefunded	0.2	0.8	-0.3	2.4
Insured	-0.6	0.5	-4.3	1.0
Muni Aaa	-0.1	1.0	-1.9	2.5
Muni Aa	-0.3	0.6	-3.5	1.6
Muni A	-0.6	0.6	-4.4	1.3
Muni Baa	-0.3	-0.9	-6.3	0.4

Returns on tax-exempt bonds were generally slightly negative in March, and resulted in slightly less than coupon rates of return for the first quarter. Longer-intermediate maturities continued to be the best performing part of the yield curve. In addition, higher credit quality bonds outperformed lower quality bonds, despite some reversal in March. Amongst revenue bond sectors, the higher quality housing and shorter duration resource recovery sectors provided the best relative performance during the quarter; the longer duration hospital sector, which continued to see a steady supply of issuance, underperformed during the quarter, as did the lower quality industrial revenue sector.

Credit quality remained a focus in the tax-exempt market during the quarter, as reflected in the steep yield curve and wide credit spreads. The steep tax-exempt yield curve also reflected investor concerns about inflation risk, as well as a reduction in demand for longer maturity bonds from traditional institutional buyers including mutual funds and insurance companies. Fiscal stresses continued to make headlines at the state and local level, as legislators seek to address deficits with proposals to reduce spending and increase revenue streams. Municipal bond insurance has taken a diminished role in the new issue marketplace. This is particularly so because Standard and Poor's is proposing to revise its ratings criteria to require increased capital and/or reduced risk for the remaining insurers in the marketplace (i.e., Aa3/AA+ rated Assured Guaranty and Baa1/BBB rated National Public Finance Guarantee (formerly MBIA)). In addition, with the reduction in bond insurance, investors and ratings agencies are looking for greater fiscal discipline from state and local governments seeking access to the capital markets.

Most municipal sector credit experts believe that predictions last year of a massive wave of defaults on municipal bonds totaling in the hundreds of billions of dollars in the current year are overblown, and that the scope of defaults will be much more limited, particularly as recovery rates for municipals are typically much higher than in the corporate sector. Municipal defaults totaled $7.4 billion in 2009, according to the Distressed Debt Securities Newsletter, and $2.8 billion in 2010. In a study recently published by Standard and Poor's Corporation, municipal bond defaults are down 50 percent in number in the first two months of 2011 and down 33 percent in par value, compared with the same period one year ago.

Given the steepness of the yield curve and wide credit spreads, we believe that tax-exempt yields are very attractive, particularly for longer-intermediate maturities. In addition, relative yield valuations to Treasuries remain compelling. We expect that the

tax-exempt yield curve will remain steep until employment conditions improve sufficiently for the Fed to reverse its accommodative stance, and that credit spreads will narrow as the economic recovery translates to improved revenue streams and stronger balance sheets for municipal issuers. Diversification remains a key tenet in our strategy to help manage credit risk.

FISCAL POLICY: LONG-TERM BUDGET DIFFICULTIES

Through the first five months of fiscal year 2011, the federal budget deficit stands at $641 billion, which is approximately $10 billion less than the comparable period last year, as shown in Exhibit K. For the month of February, the budget deficit was $222.5 billion. Receipts were $110.7 billion up +2.9 percent from the year ago period. The payroll tax holiday implemented earlier this year negatively impacted receipts.
Outlays in February were $333.2 billion, a +1.4 percent increase from February 2010. Spending increased across most categories during the month. It is anticipated that several categories of spending will continue to increase through the balance of the fiscal year including interest on the public debt, Medicare, and Social Security.

Despite all of the news grabbing headlines from Washington surrounding the debate on the budget, and the looming possibility of a government shutdown, none of the current proposals from Congress will meaningfully change the budget outlook for 2011. The Congressional Budget Office (CBO) estimates that the fiscal 2011 deficit will be $1.48 trillion, a deterioration from the 2010 deficit of $1.29 trillion.

EQUITY INVESTMENT STRATEGY: FOCUS ON THE TECHNOLOGY SECTOR

This month we review our investment thesis for the technology sector. The global economy is slowly recovering and IT spending is expected to be in line with historic levels growing +3 to +5 percent for 2011. We have constructed the technology portion of the portfolio with a mix of high quality companies along with ones that are levered to growth sub-segments within IT. Thematically, we prefer companies that have a dominant market position, sustainable competitive technological advantages, exposure to growing end-markets and growing free-cash flow with minimal financial leverage.

We believe that global handset unit volume growth peaked in 2007, as global penetration rates have reached all-time high levels. However, the high-end handset segment, more commonly known as smartphones, is expected to continue to exhibit strong growth, especially in smartphones priced at less than $300 (32 percent 5-year CAGR). Smartphone market share leader Nokia continues to surrender share to the smaller, more nimble upstarts Apple, Research in Motion and HTC of Taiwan, which is the reason we prefer the latter three companies. Smartphone handsets utilize an operating system, like a computer, and provide more functionality than just voice service. We expect that well over 2.4 billion handsets will be purchased in 2015, with over 32 percent being smartphones, up from 20 percent in 2011. These phones sell at the most attractive margins and increase the total lifetime customer value to the service provider with their associated higher-priced data plans. A key feature that many of the smartphones use is a capacitive touch screen in which the user enters selections or data with their finger. As a result, we also like two of the leading touch screen hardware providers, Synaptics and Atmel.

We also believe that PC unit volume growth will slow to +7 percent in 2011, due to economic conditions and the impact of alternative computing devices that include tablets. Enterprise IT departments have begun an upgrade cycle to Microsoft Windows 7, but this has been partially offset by weak consumer notebook purchases. Computer server sales have been surprisingly resilient as Internet-driven content has exploded. Intel's new server low-power micro-processing chips have helped drive an upgrade cycle since lower power and cooling costs have paid for the replacement costs within a typical time period of 10 months.

Overall competition in the global PC market continues to drive price points lower. In this environment, the major PC OEMs (HP, Dell and Lenovo) have struggled and will continue to face profitability pressures. Industry consolidation has already begun, as there are too many companies chasing shrinking profit streams. Within the PC supply chain, we believe the segment that will maintain the most attractive margin structure remains in the microprocessor area. Our investment strategy has been to leverage off the PC unit volume with Intel, which will remain the dominant supplier and share gainer of the most critical component, the microprocessor. The tablet has become the consumer bridge device between smartphone and low-end notebook. Our investment in QUALCOMM leverages the rapid adoption of smartphones and tablets, as the key supplier in both application processors and radio-frequency baseband chips.

As pay TV growth has slowed, cable providers levered their cable infrastructure with high-speed Internet access and voice services. In direct response, wireline telecommunication carriers are currently upgrading their networks to facilitate the transport and service offerings of video-based content. Thus, service providers will be able to offer the "triple-play" of voice, video and high-speed Internet access. This has caused consumer network traffic to grow at incredible rates. Corporate enterprises have experienced equally strong growth, driven by the need to transport and store increasing amounts of data. Companies that provide network infrastructure, such as routers, switches, and storage remain desirable investment vehicles. Among current SIA holdings are network infrastructure OEM, Juniper Networks, along with the specialty content delivery OEMs, F5 Networks and Riverbed Technology. In the data storage area, holdings include EMC and NetApp.

Telecommunication equipment companies provide the hardware that physically moves the data bits within the network. The proliferation of optical networking has been pushed from the long-haul network cores to the metro (local) network and eventually to the end consumer. Fiber-optic networks use wavelengths of light to transport information rather than electronic signals over copper. Optical networks are faster, more energy efficient and aren't susceptible to interference from non-network signals. Capital spending for telecommunication and cable networks is expected to accelerate this year, especially in the optical area, as network transport loading continues to grow at more than a 50 percent rate. Companies attractively positioned are the leader in DWDM (dense wave division multiplexing) equipment, Ciena, and the leading fiber-optic component supplier, Finisar.

Semiconductors enable all the equipment that has been discussed. As a group, semiconductors are cyclical with a small growth component in the mid-single digits historically. Our investment strategy has been focused on companies within a growing segment or with increasing market share. The

semiconductor handset component area has undergone disaggregation over the past five years, as firms tend to specialize in one particular area. The most critical component is the primary processing chip. A strong company continues to be QUALCOMM, which has become the dominant supplier in the third-generation (3G) handset area after being the second largest provider in second-generation (2G) handsets. Also attractively exposed is the rapidly growing company, Broadcom, which continues to uniquely blend different wireless connectivity functions into a single chip.

Software provides the dynamic control to the electronic hardware. In smartphones, software is becoming the big differentiator in the relative attractiveness of the device. Apple iPhone's seamless hardware/software integration embodies the ease of use characterized by the signature iMac product line. Google is attempting to standardize the industry on a single open-source operating system (OS) called Android, with the underlying implication that hardware won't provide much differentiation, much like the Internet. Microsoft's mobile OS has had limited success, but continues to remain engaged in the mobility battle.

Within the enterprise space, Oracle, IBM, and Microsoft are the dominant database managers, developers and maintenance providers. Corporations utilize databases for resource, financial, customer, and supply chain management. Database customers have very low churn rates due to the prohibitive costs of changing providers. Other key investment themes in the software space include server consolidation (VMware), cloud computing (Salesforce.com, Concur Technologies and Ultimate Software), and productivity (Adobe Systems, Autodesk and Ansys).

In addition to the technology sector, Sit Investment Associates' domestic equity portfolios continue to emphasize the producer manufacturing sector, along with energy. Overall, these holdings produce above-average long-term earnings growth rates, along with relatively attractive valuations, as shown in Exhibit L.

EXHIBIT A

■ SIT INVESTMENT ASSOCIATES ■

SECURITIES MARKETS

EQUITIES	03/31/11	02/28/11	12/31/10	03/31/10	12/31/09	One Month	Three Months	Twelve Months	Fifteen Months
Dow Jones Industrials	12319.73	12226.34	11577.51	10856.63	10428.05	+0.8%	+6.4%	+13.5%	+18.1%
S&P 500	1325.83	1327.22	1257.64	1169.43	1115.10	-0.1	+5.4	+13.4	+18.9
NASDAQ OTC Composite	2781.07	2782.27	2652.87	2397.96	2269.15	-0.0	+4.8	+16.0	+22.6
FIXED INCOME									
U.S. TREASURY									
2-Year Notes	0.82	0.68	0.59	1.02	1.14	+14 b.p.	+23 b.p.	-20 b.p.	-32 b.p.
5-Year Notes	2.28	2.14	2.01	2.54	2.68	+14	+27	-26	-40
10-Year Notes	3.47	3.43	3.29	3.83	3.84	+4	+18	-36	-37
30-Year Bonds	4.51	4.50	4.33	4.71	4.64	+1	+18	-20	-13
AA INDUSTRIAL									
Intermediate Maturity	4.27	4.08	3.94	4.53	4.59	+19	+33	-26	-32
Long Maturity	5.52	5.35	5.18	5.66	5.59	+17	+34	-14	-7
MORTGAGES									
Current Coupon									
GNMA (4.00%)	4.07	4.03	3.98	4.38	4.52	+4	+9	-31	-45
MUNICIPALS									
Bond Buyer 40 - Bond Index	5.71	5.59	5.51	5.26	5.40	+12	+20	+45	+31
SHORT TERM									
Fed Funds	0.13	0.15	0.18	0.16	0.10	-2	-5	-3	+3
Primary Discount Rate *	0.75	0.75	0.75	0.75	0.50	--	–	–	+25
Prime Rate	3.25	3.25	3.25	3.25	3.25	--	–	–	–
13-week Treas. Bills - Disc.	0.09	0.15	0.12	0.16	0.06	-6	-3	-7	+3

* Primary Credit Discount Rate effective 1/9/03.

E-03/11 033111
FF-1077.doc

G:\Support\Exhibits\E-03/11

EXHIBIT B

■ SIT INVESTMENT ASSOCIATES ■

<u>YEAR-OVER-YEAR RELATIVE PERFORMANCE OF GROWTH VERSUS VALUE STOCKS SHOWS GROWTH MAINTAINING POSITIVE MOMENTUM</u>



Russell 1000 Growth Return (Y/Y) minus Russell 1000 Value Return (Y/Y)
Monthly through March 31, 2011
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
+3 StdDev
+2 StdDev
+1 StdDev
-1 StdDev
-2 StdDev
-3 StdDev

SOURCE: FACTSET RESEARCH SYSTEMS AND SIT INVESTMENT ASSOCIATES, INC.

G:\Support\Exhibits\E-03/11

Exhibit C

■ Sit Investment Associates ■

Market Performance – Total Return

	December 31, 2008 to December 31, 2009			December 31, 2009 to December 31, 2010			December 31, 2010 to March 31, 2011			February 28, 2011 to March 31, 2011		
	S&P 500	Russell MidCap	Russell 2000	S&P 500	Russell MidCap	Russell 2000	S&P 500	Russell MidCap	Russell 2000	S&P 500	Russell MidCap	Russell 2000
EARNINGS GROWTH SECTORS												
Quintile 1 (Highest)	328	546	327	205	289	338	71	76	96	-01	18	35
Quintile 2	401	398	347	103	268	274	79	86	106	-03	12	39
Quintile 3	273	388	315	174	206	290	29	108	96	04	20	27
Quintile 4	102	354	237	130	241	240	49	52	42	-06	18	15
Quintile 5 (Lowest)	213	331	124	134	242	219	69	52	46	08	02	-00
BETA SECTORS												
Quintile 1 (Highest)	317	770	688	209	308	393	66	75	83	-10	03	13
Quintile 2	359	536	340	178	306	309	84	102	81	05	15	30
Quintile 3	372	434	306	164	216	225	70	75	91	-10	25	26
Quintile 4	254	354	179	88	231	232	59	71	85	03	13	35
Quintile 5 (Lowest)	98	172	109	43	154	173	16	58	57	16	21	26
MARKET CAP												
Quintile 1 (Highest)	64	255	68	63	308	306	52	36	109	-16	05	29
Quintile 2	301	310	183	126	248	236	39	70	90	-02	06	35
Quintile 3	195	403	297	149	290	302	58	85	75	03	23	21
Quintile 4	340	367	370	167	239	303	71	100	70	05	27	24
Quintile 5 (Lowest)	462	709	454	255	288	298	76	91	54	13	19	22
P/E SECTORS												
Quintile 1 (Highest)	405	385	205	145	287	267	52	69	110	-06	11	33
Quintile 2	77	276	104	158	257	263	67	59	68	03	04	24
Quintile 3	191	304	208	152	239	265	50	87	69	08	26	33
Quintile 4	306	395	340	124	289	331	61	74	87	-00	18	25
Quintile 5 (Lowest)	360	681	370	167	301	229	68	91	64	-03	17	16
No Earnings	122	235	14	02	024	121	—	298	65	—	223	11
DIVIDEND YIELD SECTORS[1]												
Quintile 1 (Highest)	155	301	264	174	200	244	53	48	41	17	07	06
Quintile 2	202	351	66	144	199	227	60	72	25	05	14	14
Quintile 3	186	304	59	150	273	214	71	70	38	-05	15	25
Quintile 4	249	307	105	164	319	237	81	87	84	00	20	28
Quintile 5 (Lowest)	289	322	117	92	289	295	53	92	82	-04	20	29
UNIVERSE	266	405	271	150	255	268	59	76	79	01	15	26

[1]Dividend Yield Sector Returns exclude non-dividend payers

Source: FactSet Research Systems, March 31, 2011

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EXHIBIT D

■ SIT INVESTMENT ASSOCIATES ■

CHANGES IN GROUP LEADERSHIP

RUSSELL 3000

ECONOMIC SECTOR	Russell 3000 Weighting	Year 2009 Return	Year 2009 Rank	Year 2010 Return	Year 2010 Rank	Year 2011 Return	Year 2011 Rank	March 2011 Return	March 2011 Rank
NON-ENERGY MINERALS	1.6	49.0 *	4	26.2 *	5	2.6	16	1.8 *	8
PRODUCER MANUFACTURING	**8.7**	**25.0**	**11**	**29.6 ***	**4**	**10.0 ***	**4**	**1.8 ***	**10**
ELECTRONIC TECHNOLOGY	10.7	65.9 *	1	15.8	13	5.2	8	-3.1	18
CONSUMER DURABLES	1.6	50.0 *	3	30.2 *	2	1.9	17	1.9 *	7
ENERGY MINERALS	**9.7**	**10.5**	**18**	**19.0 ***	**10**	**16.9 ***	**1**	**1.8 ***	**9**
PROCESS INDUSTRIES	**3.2**	**46.4 ***	**5**	**23.2 ***	**7**	**9.0 ***	**5**	**2.2 ***	**4**
HEALTH TECHNOLOGY	8.6	17.1	14	4.2	18	4.7	9	2.2 *	6
CONSUMER NON-DURABLES	7.3	20.7	13	17.8 *	11	2.9	15	1.6 *	11
INDUSTRIAL SERVICES	**3.2**	**45.8 ***	**6**	**30.6 ***	**1**	**15.7 ***	**2**	**2.2 ***	**5**
COMMERCIAL SERVICES	1.6	29.0 *	10	16.3	12	5.3	7	1.6 *	12
TECHNOLOGY SERVICES	6.3	57.5 *	2	10.3	16	3.3	13	0.0	15
HEALTH SERVICES	**2.5**	**35.9 ***	**8**	**12.4**	**15**	**14.0 ***	**3**	**2.7 ***	**3**
CONSUMER SERVICES	5.5	37.7 *	7	23.9 *	6	8.1 *	6	-0.3	16
RETAIL TRADE	5.4	33.2 *	9	20.6 *	8	1.8	18	0.4	14
TRANSPORTATION	2.0	21.0	12	30.0 *	3	3.9	12	2.9 *	2
UTILITIES	3.4	13.8	17	8.0	17	4.1	10	0.8 *	13
FINANCE	15.8	14.2	15	13.4	14	3.3	14	-2.1	17
COMMUNICATIONS	2.9	14.2	16	19.5 *	9	3.9	11	4.6 *	1
UNIVERSE (RUSSELL 3000)	100.0	28.2		16.9		6.4		0.5	
Groups Outperforming (cap weighted) to Total Groups		10/18		11/18		6/18		13/18	

* Group Outperformed

SOURCE: FACTSET RESEARCH SYSTEMS

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EXHIBIT E

■ SIT INVESTMENT ASSOCIATES ■

WORLD EQUITY MARKET RANKINGS

THE UNITED STATES RANKED 12TH OUT OF 33 WORLD EQUITY MARKETS

YEAR-TO-DATE THROUGH MARCH 31, 2011

Country	E. Global Indexes (USD) 3/31/2011	Change from 12/31/2010 points	Change from 12/31/2010 percent	3/31/2011 Country Rank
PERFORMANCE IN U.S. DOLLARS				
Australia	449.29	12.46	2.84%	19
Austria	292.16	14.67	5.29%	14
Belgium	354.63	17.86	5.66%	15
Brazil	1926.13	34.54	1.83%	22
Canada	561.96	37.36	7.64%	10
Chile	766.63	-44.56	-4.37%	33
Denmark	666.46	44.77	8.86%	7
Finland	956.49	19.48	2.84%	21
France	297.64	24.13	10.46%	4
Germany	361.72	21.86	7.95%	8
Greece	96.16	11.78	14.14%	1
Hong Kong	474.43	-6.14	-1.87%	27
Indonesia	219.64	9.29	4.42%	17
Ireland	199.46	9.66	5.66%	16
Italy	153.54	14.43	13.14%	2
Japan	86.74	-4.98	-5.43%	32
Malaysia	264.99	11.86	4.33%	18
Mexico	626.26	-6.53	-6.69%	30
Netherlands	366.14	24.34	10.13%	5
New Zealand	142.72	6.84	6.46%	24
Norway	416.66	27.96	7.16%	9
Philippines	253.44	-6.88	-2.27%	29
Portugal	192.64	15.26	8.59%	6
Singapore	321.73	-3.96	-1.19%	28
South Africa	466.63	-14.61	-3.74%	31
South Korea	313.49	18.96	6.42%	11
Spain	326.16	37.96	13.45%	3
Sweden	574.44	29.86	5.47%	13
Switzerland	575.67	2.19	6.38%	25
Taiwan	181.56	-7.86	-4.15%	31
Thailand	153.44	1.36	6.85%	23
United Kingdom	217.61	5.92	2.86%	26
United States	334.93	18.37	5.86%	12 ←
COMPOSITE INDICES				
Latin America	866.27	3.31	6.37%	
Western Europe	286.29	16.64	5.94%	
Asia/Pacific	146.26	-2.27	-1.59%	
World (ex USA)	227.27	5.61	2.62%	

SOURCE: FACTSET RESEARCH SYSTEMS, MARCH 31, 2011

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Exhibit F

■ Sit Investment Associates ■

Year-Over-Year Changes in Real GDP Components[1]

	4Q08 Rev.	1Q09 Rev.	2Q09 Rev.	3Q09 Rev.	4Q09 Rev.	1Q10 Rev.	2Q10 Final	3Q10 Final	4Q10 Adv.	4Q10 Prelim.	4Q10 Final
Personal Consumption Expend.	-19%	-18%	-22%	-09%	0.2%	0.8%	17%	18%	2.7%	2.6%	2.6%
Non-Residential Fixed Invest.	-83	-18.1	-193	-178	-12.7	-0.8	5.2	8.2	9.8	10.0	106
Residential Investment	-24.6	-26.9	-28.1	-21.4	-13.4	-6.3	4.8	-5.6	-4.6	-4.7	-4.6
Inventory Change [2]	--	--	--	--	++	++	++	++	++	++	++
Net Exports [3]	14.8	26.6	30.7	24.1	30.9	13.1	-31.2	-29.2	-18.8	-19.7	-20.5
Exports	-2.9	-11.7	-14.7	-11.0	-0.1	11.4	14.1	12.7	8.9	9.2	8.9
Imports	-6.0	-15.3	-18.3	-14.1	-7.2	6.2	17.4	16.1	10.6	11.0	10.9
Government Spending	3.1	1.7	2.4	1.5	0.8	1.1	0.6	1.2	1.4	1.2	1.1
Total Real GDP	-2.8%	-3.8%	-4.1%	-2.7%	0.2%	2.4%	3.0%	3.2%	2.8%	2.7%	2.8%
Memo											
Total GDP Less Housing and Autos	-1.2	-2.5	-3.0	-2.2	0.5	2.7	2.9	3.7	2.7	2.6	2.7
Pers. Cons. Exp. Plus Res. Invs.	-3.1	-3.1	-3.5	-1.8	-0.4	0.5	1.9	1.6	2.4	2.4	2.4
After-tax Corporate Profits	-50.9	-22.9	-13.4	-1.4	91.6	50.8	38.7	27.2	N/A	N/A	11.4

Notes:
[1] Figures use chain-weighted GDP methodology.
[2] Percentage changes are not always meaningful; + or – denotes direction of change
[3] A decrease in the trade deficit has a positive impact on economic growth.

Source: Bureau of Economic Analysis, U.S. Department of Commerce, March 25, 2011

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EXHIBIT G

■ SIT INVESTMENT ASSOCIATES ■

BROAD-BASED INFLATION MEASURES REMAIN CONTROLLED


Consumer Price Inflation
Year-over-year change in prices paid by consumers
All Items
Core Rate


Producer Price Inflation
Year-over-year change in prices paid for finished goods by manufacturers
All Items
Core Rate

SOURCE: BUREAU OF LABOR STATISTICS AND BLOOMBERG, MARCH 17, 2011

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EXHIBIT H

■ SIT INVESTMENT ASSOCIATES ■

DOLLAR EXCHANGE RATE TRENDS VERSUS MAJOR CURRENCIES

	2008			2009			2010			2011		
	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized
January	73.13	-11.3%	-11.5%	81.27	11.1%	29.4%	73.81	-9.2%	-7.3%	72.95	-1.2%	-9.9%
February	72.65	-11.6	-12.7	83.40	14.8	25.2	73.49	-9.5	0.4	72.01	-4.6	-10.3
March	70.34	-13.4	-14.7	84.01	19.4	22.3	75.18	-10.5	3.0	70.83	-5.8	-11.1
April	70.42	-11.9	-9.8	82.47	17.1	4.5	75.35	-8.6	6.9			
May	70.73	-10.8	-4.4	79.07	11.8	-9.6	78.44	-0.8	16.6			
June	71.37	-9.7	-6.5	77.18	8.2	-9.2	79.00	2.4	15.7			
July	70.84	-8.7	-6.3	76.62	8.2	-11.4	76.74	0.2	7.9			
August	74.06	-4.6	3.9	75.35	1.7	-19.3	75.93	0.8	1.2			
September	75.58	-0.6	14.9	74.07	-2.0	-23.6	74.99	1.2	-0.5			
October	80.64	8.9	29.0	72.83	-9.7	-23.4	72.33	-0.7	-8.0			
November	83.04	14.8	34.8	72.43	-12.8	-16.8	72.84	0.6	-14.3			
December	80.90	9.7	26.7	73.27	-9.4	-10.2	73.81	0.7	-13.1			
Average	74.47	-4.4		77.66	4.3		75.32	-3.0		71.93	-4.5	

NOTE: THE EXCHANGE RATE ABOVE IS AN INDEX OF THE TRADE-WEIGHTED AVERAGE OF THE FOREIGN EXCHANGE VALUES OF THE U.S. DOLLAR AGAINST THE CURRENCIES OF MAJOR U.S. TRADING PARTNERS THAT CIRCULATE WIDELY OUTSIDE THE COUNTRY OF ISSUE. THESE INCLUDE THE EURO AREA, CHINA, CANADA, JAPAN, THE U.K., SWITZERLAND, AUSTRALIA AND SWEDEN. THE INDEX VALUES IN THE TABLE REFLECT MONTHLY AVERAGES.

Country or Region Weights (5/17/10): Euro Area: 17.8% Canada: 14.7% Japan: 8.3% U.K.: 4.1% Switzerland: 1.5% Australia: 1.3% Sweden: 1.0%
Currency Appreciation (Y-T-D through 3/31/11): Euro Area: 6.9% Canada: 3.0% Japan: -1.3% U.K.: 4.3% Switzerland: 2.3% Australia: 2.3% Sweden: 7.0%

SOURCE: FEDERAL RESERVE BOARD

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EXHIBIT I

■ SIT INVESTMENT ASSOCIATES ■

ECONOMIC ASSUMPTIONS

	2009				2010				2011E			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
QUARTERLY DATA (% CHANGE)												
Real GDP (New) (Qtr. to Qtr. Ann.)	-4.9	-0.7	1.6	5.0	3.7	1.7	2.6	3.1	3.0	2.5	3.0	2.5
S&P 500 Reported Profits (Year-over-Year)	-51.6	5.1	51.7	165.3	132.4	45.7	32.2	36.1E	37.9	24.4	26.8	10.9
Consumer Price Index (Year-over-Year)	0.0	-1.1	-1.6	1.5	2.4	1.8	1.2	1.3	1.9	2.3	2.9	3.4
LEVELS (QUARTERLY AVERAGE)												
Unemployment Rate	8.2	9.3	9.6	10.0	9.7	9.7	9.6	9.6	8.9	9.1	9.3	9.2
Prime Rate	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3
13-week Treasury Bills -Disc.	0.2	0.2	0.2	0.1	0.1	0.1	0.2	0.1	0.1	0.4	0.8	1.2
10-year Treasury Bonds -Yield	2.7	3.3	3.5	3.5	3.7	3.5	2.8	2.9	3.4	3.6	3.9	4.1

SOURCE: SIT INVESTMENT ASSOCIATES, INC., APRIL 5, 2011

EXHIBIT J

■ SIT INVESTMENT ASSOCIATES ■

EXPECTED RANGE OF FUTURE FIXED INCOME RETURNS

FROM MARCH 31 ,2011

		TIME HORIZON					
		6 Months		1 Year		3 Yrs (Ann.Return)	
Risk Level/Representative Issue	Interest Rate Forecast	Terminal Yield	Total Return	Terminal Yield	Total Return	Terminal Yield	Total Return
LOW RISK							
2yr. Constant Mat. Tsy.	Pessimistic	3.00%	-3.8%	3.50%	-4.3%	5.00%	-1.8%
Present YTM 0.82%	Most Likely	1.50	-0.9	2.25	-2.0	4.50	-1.5
	Optimistic	0.75	0.5	1.75	-1.0	3.00	-0.6
INTERMEDIATE RISK							
5yr. Constant Mat. Tsy.	Pessimistic	3.75	-5.5	4.75	-8.6	5.50	-2.3
Present YTM 2.28%	Most Likely	2.75	-1.0	3.50	-3.3	4.75	-1.3
	Optimistic	1.75	3.7	2.75	0.1	3.50	0.5
MEDIUM RISK							
10yr. Constant Mat. Tsy.	Pessimistic	4.75	-8.4	5.25	-10.2	6.00	-2.7
Present YTM 3.47%	Most Likely	4.00	-2.6	4.50	-4.7	5.25	-1.0
	Optimistic	2.75	8.0	3.75	1.2	4.00	2.1
HIGH RISK							
30yr. Constant Mat. Tsy.	Pessimistic	5.75	-15.4	6.00	-16.1	6.50	-4.1
Present YTM 4.51%	Most Likely	5.25	-8.9	5.50	-9.9	5.50	-0.0
	Optimistic	4.00	11.1	4.75	0.7	4.50	4.6

SOURCE: SIT INVESTMENT ASSOCIATES, INC.

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EXHIBIT K

■ SIT INVESTMENT ASSOCIATES ■

2011 FEDERAL BUDGET DEFICIT TRENDS COMPARED TO 2010

	Receipts			Outlays			Surplus/Deficit		
	FY2010	FY2011	Difference	FY2010	FY2011	Difference	FY2010	FY2011	Difference
October	$133.3	$146.0	$10.7	$311.7	$286.4	($25.3)	($176.4)	($140.4)	$35.9
November	$133.6	$149.0	$15.4	$253.9	$299.4	$45.5	($120.3)	($150.4)	($30.1)
December	$218.9	$236.9	$18.0	$310.3	$315.0	$4.7	($91.4)	($78.1)	$13.3
January	$205.2	$226.6	$21.3	$247.9	$276.3	$28.5	($42.6)	($49.8)	($7.2)
February	$107.5	$110.7	$3.1	$328.4	$333.2	$4.7	($220.9)	($222.5)	($1.6)
March	$153.4			$218.7			($65.4)		
April	$245.3			$328.0			($82.7)		
May	$146.8			$282.7			($135.9)		
June	$251.0			$319.5			($68.4)		
July	$155.3			$320.6			($165.0)		
August	$164.0			$254.5			($90.5)		
September	$245.2			$279.8			($34.6)		
FY To Date (5 Months)	$800.5	$869.0	$68.5	$1,452.1	$1,510.3	$58.1	($651.6)	($641.3)	$10.3

SOURCE: TREASURY BULLETIN AND ISI GROUP, MARCH 10, 2011

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Exhibit L

■ Sit Investment Associates ■

Equity Characteristics

March 31, 2011

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500
Earnings Outlook - Strong Growth [1]						
2011 Projected Gain	+20.4%	+26.2%	+32.8%	+17.5%	+21.3%	+17.3%
2012 Projected Gain	+15.3%	+17.3%	+21.1%	+12.8%	+15.8%	+14.7%
5-Year Projected Growth	+12.9%	+14.9%	+17.8%	+10.0%	+13.1%	+10.6%
Dividend Yield						
Total Fund	+1.3%	+0.7%	+0.4%	+2.4%	+1.4%	+1.8%
Implied Return						
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+14.3%	+15.6%	+18.2%	+12.4%	+14.5%	+12.4%
Wtd Avg Price/Earnings Ratio [2]						
2011 Calendar P/E	20.5x	25.6x	33.6x	14.1x	17.8x	15.7x
2012 Calendar P/E	14.7x	18.3x	20.1x	12.4x	15.3x	13.8x
Median Price/Earnings Ratio [2]						
2011 Calendar P/E	15.5x	18.8x	20.1x	14.4x	17.0x	15.2x
2012 Calendar P/E	13.7x	15.9x	16.6x	12.6x	14.5x	13.3x
Average P/E-to-5-Year Earnings Growth Ratio						
2011 Calendar PEG	1.7x	1.8x	1.9x	1.6x	1.4x	2.0x
2012 Calendar PEG	1.3x	1.3x	1.2x	1.5x	1.2x	1.8x
Wtd Avg Mkt Cap ($ Million)	$74,887	$12,804	$4,202	$70,466	$91,160	$93,339

Footnotes:

(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 200%.

(2) Excludes stocks with P/E over 200x.

Source: FactSet Research Systems, Russell Investments and Sit Investment Associates, Inc.

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